SANDELL ASSET MANAGEMENT
                             CASTLERIGG INVESTMENTS



June 29, 2007


Fair Isaac Corporation
901 Marquette Avenue
Suite 3200
Minneapolis, MN 55402-3232
Attn: Dr. Mark Greene
Fax 612-758-6002


Dear Mark,

Thank you for taking the time to meet with our team at your InterACT conference in San Francisco. As you are aware, Sandell Asset Management Corp. and certain funds managed by it, are the beneficial owner of 5.0% of Fair Isaac's ("FIC") common stock. As such, our interests in maximizing the value of the company's assets should be aligned with both management and the board.

We were encouraged by management's plan to improve operating and financial results as outlined in your presentation and statements during the meeting and we support your efforts to bridge the clear disconnect between the quality of the company's products and its financial performance. However, we recognize that there is a lot of work to be done, and our fear is that, given prior management's abject failure at maximizing the value of the company's valuable assets, underperformance may have become endemic at Fair Isaac and that more dramatic steps may be necessary.

It has become clear to us that the board made the strategic decision at some point earlier in the year to forego opportunities to sell the company to either strategic or financial buyers, instead choosing to hire a new CEO to turn the company around operationally as a public company. In our experience, extensive corporate turnarounds are fraught with risk, and we feel strongly that such actions may best be undertaken as a part of a larger organization or in a private ownership context. You and your team appear to have a plan to improve results and we expect that the board will monitor the progress of a turnaround closely by establishing concrete benchmarks and milestones (such as specific revenue growth and margin goals) for management within a well-defined and reasonable timeframe. In the event that management does not achieve these goals and value is not being created, we feel strongly that the board should initiate a process to sell the company in whole or in part. We caution the board against allowing too much time to pass before taking action if the company's financial performance does not improve, and suggest that the company actively evaluate its alternatives in the meantime. Specifically, we recommend that the board engage a

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June 29, 2007
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financial advisor to study the following in order to determine which alternatives represent the best risk/reward versus the status quo for shareholders:

     1.   A sale of Fair Isaac in its entirety to a strategic or financial buyer
     2. A separation and sale of the scoring, strategy machines and analytics software divisions
     3.   A leveraged recapitalization as a public company

While the operational turnaround is in process, there is no reason for the board not to be open to incoming expressions of interest from potential buyers or their financial advisors.

We also encourage the company to be aggressive in its existing stock repurchase program and extend that program as appropriate. Our research indicates that continued buybacks would be accretive and we think a reasonable amount of leverage is appropriate based on the cash flow strength of the company's businesses.

As a significant FIC shareholder, we are hopeful that you will be successful in your efforts and that growth and consistent profitability will return to Fair Isaac. That hope is tempered by the company's poor history over the last five years of creating value, a tradition continued with the recently released results that reported revenue and margin pressures in essentially all of the company's segments, including disappointing guidance for revenue declines and significantly reduced earnings.

Consistent with our own duties to our investors, if we feel that the company is not gaining positive traction or that the board is unduly resistant to approaches by potential buyers, we will seek changes for the benefit of all shareholders.

We look forward to continued discussion on enhancing value at Fair Isaac and can be reached at 212-603-5700 at your convenience.

Sincerely,



Thomas E. Sandell
Chief Executive Officer
Sandell Asset Management